UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   ……………..to…………….

Commission file number 000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.

411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the reports thereon of BKD LLP, independent registered public accountants, dated June 29, 2015 and PricewaterhouseCoopers LLP, independent registered public accountants, dated June 27, 2014.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of BKD LLP
23.2	Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

Administrative Committee
LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2014, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2014, and the changes in its net assets available for benefits (modified cash basis) for the year then ended in conformity with the modified cash basis of accounting described in Note 2.
The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the 2014 audit of the LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Administrative Committee supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the 2014 financial statements as a whole.

/s/ BKD, LLP
St. Louis, Missouri
June 29, 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust:

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2013, and the related statement of changes in net assets for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust at December 31, 2013, and the changes in net assets (modified cash basis) for the year ended December 31, 2013 in conformity with the basis of accounting described in Note 2.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2014

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Investments, at fair value
LMI Aerospace, Inc. Common Stock *	$5,088,648	$8,363,756
Mutual Funds
Vanguard Target Retirement 2025 Fund *	10,745,927	10,289,408
Vanguard Target Retirement 2030 Fund *	9,057,557	8,572,200
Vanguard Target Retirement 2020 Fund *	8,830,679	7,929,817
Vanguard Target Retirement 2035 Fund *	5,996,404	5,362,954
Other	30,933,498	29,297,534
Other Investments
Morley Stable Value Fund *	3,078,376	3,956,663
Other	395	3,978
Total Investments	73,731,484	73,776,310

Cash	—	12,373
Notes receivable from participants	2,286,611	2,310,000
Net assets available for benefits at fair value	76,018,095	76,098,683
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit responsive investment contracts	(26,490)	(12,896)
Net assets available for benefits	$75,991,605	$76,085,787

* Represent 5 percent or more of the Plan’s net assets in 2014 and/or 2013

See Notes to Financial Statements.

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Investment Income
Net appreciation (depreciation) in fair value of investments
Mutual Funds	$2,831,512	$8,839,359
LMI Aerospace, Inc. Common Stock	(458,513)	(2,783,088)
Other Investments	48,606	28,424
Net appreciation	2,421,605	6,084,695

Interest and dividends	1,389,737	1,232,991
Net investment income	3,811,342	7,317,686

Contributions
Employer	839,662	914,550
Participants	5,380,546	6,441,037
Rollovers	38,588	923,520
Total Contributions	6,258,796	8,279,107

Interest Income on Notes Receivable From Participants	79,050	78,512
Assets Transfered In Related to Plan Merger	4,375,188	—
Total additions	14,524,376	15,675,305

Deductions
Benefits paid to participants	14,397,122	8,338,675
Administrative expenses	221,436	147,827
Total deductions	14,618,558	8,486,502
Net (decrease)/increase	(94,182)	7,188,803

Net Assets Available for Benefits, Beginning of Year	76,085,787	68,896,984
Net Assets Available for Benefits, End of Year	$75,991,605	$76,085,787

See Notes to Financial Statements

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2014 and 2013

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its eligible employees who have at least one month of service and are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee of the Plan is Charles Schwab Trust Company and the recordkeeper for the Plan is Schwab Retirement Plan Services.

On July 1, 2014, the TASS Inc. 401(k) Plan, which was sponsored by the Company, was terminated and its assets of $4,375,188 were transferred into the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to contribute up to the maximum amount allowed by the Internal Revenue Code.    Employee rollover contributions are also permitted.  The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors.  For the years ended December 31, 2014 and 2013, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $1,000.  There were no discretionary contributions made by the Company for the years ended December 31, 2014 and 2013.  Contributions are subject to certain limitations. Employees are automatically enrolled in the Plan at a rate of 2% of eligible compensation unless they select a different deferral percentage or elect to opt out. Contributions for employees automatically enrolled are invested in an age based appropriate target date fund.

For the year ended December 31, 2015, the Company's Board of Directors has elected to contribute a company match of $0.50 for each $1 contributed by participants on the first 3.0% or 5.0% of eligible wages. The applicable percent of eligible wages for each participant is determined by the operating segment to which they belong.  In addition, for the plan year beginning January 1, 2015, the Plan was modified to include vesting provisions related to the matching contributions made by the Company.  As of January 1, 2015, employer match contributions will vest over a period of four years, at 25% per annum.

Participant Investment Account Options

Investment account options available include various mutual funds, a common/collective trust and the common stock of the Company.  Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary and employer matching contributions plus earnings thereon.  Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of continuous service.  The non-vested balance is forfeited upon termination of service.  Forfeitures are used to reduce Company contributions. At December 31, 2014, the balance of forfeitures available for use by the Company in future periods was $34,263.

Notes Receivable from Participants

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2014 and 2013

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan is $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum equal to the value of the participant’s vested interest or a joint-and-survivor annuity.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.  Consequently, contributions and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

All investments are carried at fair value.    Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The following is a description of the valuation methodologies used for assets measured at fair value.

LMI Aerospace, Inc. Common stock: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1).

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares or units held by the Plan at year end (Level 1).

Money market funds: Valued at amortized cost, which approximates market value, and represents the NAV of shares or units held by the Plan at year end (Level 2).

 Morley Stable Value fund: Fair value of participation units held is based on the NAV reported by the fund manager as of the financial statement date (Level 2).

The stable value fund intends to hold only assets whose fair market value is the contract value of the investment.  While offering low-risk and competitive yields, the fund guarantees a return in principal and accumulated interest that is directly proportionate to the investor’s capital preservation objective.  The fund seeks to achieve this objective by investing primarily in a variety of high quality Stable Value Investment Contracts (the performance of which may be predicted on underlying fixed

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2014 and 2013

income securities), as well as cash and cash equivalents.  Redemption is generally permitted daily.  Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the stable value fund are generally permitted without restriction.  Were the Plan to initiate a full redemption of the stable value fund, a twelve-month advance written notice is required.  The redemption price is based upon the closing value per the unit of the fund, which is determined daily following the close of regular trading on the New York Stock Exchange.

The Morley Stable Value Fund is a fully benefit responsive collective investment trust which is operated and maintained by Morley Financial Services, Inc. Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the Morley Stable Value Fund as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance.  Interest earned on notes receivable from participants is recorded when paid.  Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.  At both December 31, 2014 and 2013, the interest rates on participant loans ranged from 3.75 percent to 8 percent, respectively.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value.  Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan.  Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances.  The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1:	Valuation based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Valuation based on: a) quoted price for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Valuation based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3.  In certain cases, for disclosure purposes, the level in the fair value hierarchy within which

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2014 and 2013

the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable.  The Plan’s policy is to recognize transfers in and transfers out between levels as of the date of the event or change in circumstances that caused the transfer.  The Plan has no level 3 instruments.  There have been no changes in the valuation methodologies or inputs used at December 31, 2014 and 2013.

Plan Tax Status

The Plan obtained its latest determination letter in February of 2009, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 3:	Fair Value of Plan Assets and Liabilities

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced funds	$46,393,786	$—	$—	$46,393,786
Domestic equity funds	12,718,888	—	—	12,718,888
Bond funds	2,767,165	—	—	2,767,165
International equity funds	2,793,562	—	—	2,793,562
Sector/specialty funds	890,664	—	—	890,664
Other funds	—	395	—	395
Total registered investment company funds	65,564,065	395	—	65,564,460
Common stock:
LMI Aerospace, Inc.	5,088,648	—	—	5,088,648
Total common stock	5,088,648	—	—	5,088,648
Common collective trusts:
Morley Stable Value Fund	—	3,078,376	—	3,078,376
Total common collective trusts	—	3,078,376	—	3,078,376
Total assets at fair value	$70,652,713	$3,078,771	$—	$73,731,484

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2014 and 2013

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced funds	$44,804,412	$—	$—	$44,804,412
Domestic equity funds	10,337,801	—	—	10,337,801
Bond funds	2,560,946	—	—	2,560,946
International equity funds	2,623,250	—	—	2,623,250
Sector/specialty funds	1,078,534	—	—	1,078,534
Other funds	46,970	3,978	—	50,948
Total registered investment company funds	61,451,913	3,978	—	61,455,891
Common stock:
LMI Aerospace, Inc.	8,363,756	—	—	8,363,756
Total common stock	8,363,756	—	—	8,363,756
Common collective trusts:
Morley Stable Value Fund	—	3,956,663	—	3,956,663
Total common collective trusts	—	3,956,663	—	3,956,663
Total assets at fair value	$69,815,669	$3,960,641	$—	$73,776,310

Note 4:	Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of LMI Aerospace, Inc. common stock.  LMI Aerospace, Inc. is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions.  During 2014, the Company contributed $848,012 in common shares, participants purchased $240,033 and sold $3,902,566. During 2013, the Company contributed $900,717 in common shares, participants purchased $679,815 and sold $1,375,772.

Certain Plan assets are invested in the Schwab Retirement Advantage Money Fund. Schwab Retirement Plan Services is the recordkeeper for the Plan, and therefore, transactions associated with this fund qualify as party-in-interest transactions. The net assets of the Plan associated with the Schwab Retirement Advantage Money Fund at December 31, 2014 and December 31, 2013 were $395 and $3,978, respectively. Trustee and recordkeeper fees of $147,126 and $147,827 were paid from plan assets to Schwab Retirement Plan Services in the years ended December 31, 2014 and December 31, 2013, respectively.

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The net assets of the Plan associated with participant loans were $2,286,611 and $2,310,000 at December 31, 2014 and December 31, 2013, respectively.

Necessary and proper expenses of the Plan are paid from the Plan assets, except for those expenses the Company is required by law or chooses to pay.

Note 5:	Risks and Uncertainties

The Plan participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2014 and 2013

Note 6:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, respectively, to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$75,991,605	$76,085,787
Contributions received subsequent to year end	819,505	911,167
Investment income received subsequent to year end.	—	4,814
Adjustment from contract value to fair value for fully benefit responsive investment contracts	26,490	12,896
Net assets available for benefits per Form 5500	$76,837,600	$77,014,664

The following is a reconciliation of contributions to the Plan and net investment income per the financial statements for the years ended December 31, 2014 and 2013, respectively, to the Form 5500:

	2014	2013
Contributions per the financial statements	$6,258,796	$8,279,107
Less: Prior year contribution receivable	(911,167)	(1,053,225)
Plus: Current year contribution receivable	819,505	911,167
Total contributions per Form 5500	$6,167,134	$8,137,049

Net investment income per the financial statements	$3,811,342	$7,317,686
Less: Prior year investment income receivable	(4,814)	(4,822)
Plus: Investment income receivable	—	4,814
Plus: Interest income on notes receivable	79,050	78,512
Adjustment from contract value to fair value for fully benefit responsive investment contracts	13,594	(61,228)
Total investment income per Form 5500	$3,899,172	$7,334,962

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2014 and 2013

Note 7:	Corrective Distributions Payable
The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2014 and December 31, 2013, the Plan did not completely satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment income and losses of $62,517 and $92,556, respectively.

Note 8:	Subsequent Events

At December 31, 2014, the Company sponsored two defined contribution savings plans, the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust ("the LMI Plan") and the Valent Aerostructures, LLC 401(k) Plan ("the Valent Plan"). On June 4, 2015, the Valent Plan was terminated and its participants and related assets were merged into the LMI Plan.

Supplemental Schedule

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Schedule of Assets (Held at End of Year) at December 31, 2014

Identity of issue, borrower or similar party	Description of Investment	Current Value	Cost (1)
Allianz RCM Technology Fund Institutional Shares	Mutual Fund	$38,048
Davis Financial Fund Class Y	Mutual Fund	14,880
Dimensional Fund Advisor's Emerging Markets Portfolio	Mutual Fund	1,065,934
Dimensional Fund Advisor's International Small Company	Mutual Fund	478,878
Dimensional Fund Advisor's U.S. Small Cap Value Portfolio	Mutual Fund	742,809
Invesco Real Estate Fund Institutional Shares	Mutual Fund	52,745
MFS Utilities Fund Class A	Mutual Fund	75,457
T Rowe Price Health Sciences Fund	Mutual Fund	155,191
Vanguard 500 Index Fund Investor Shares	Mutual Fund	3,698,943
Vanguard Energy Fund Admiral Shares	Mutual Fund	554,343
Vanguard Growth Index Fund Investor Shares	Mutual Fund	1,970,313
Vanguard Inflation-Protected Securities Fund Class A	Mutual Fund	734,494
Vanguard Mid-Cap Value Index Fund Investor Shares	Mutual Fund	837,380
Vanguard Mid-Cap Growth Index Fund Investor Shares	Mutual Fund	874,988
Vanguard Mid-Cap Index Fund Investor Shares	Mutual Fund	1,028,363
Vanguard Short-Term Bond Index Fund Investor Shares	Mutual Fund	845,023
Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund	890,048
Vanguard Small-Cap Growth Index Fund	Mutual Fund	1,449,658
Vanguard Target Retirement 2010 Fund	Mutual Fund	1,419,929
Vanguard Target Retirement 2015 Fund	Mutual Fund	2,602,211
Vanguard Target Retirement 2020 Fund	Mutual Fund	8,830,679
Vanguard Target Retirement 2025 Fund	Mutual Fund	10,745,927
Vanguard Target Retirement 2030 Fund	Mutual Fund	9,057,557
Vanguard Target Retirement 2035 Fund	Mutual Fund	5,996,404
Vanguard Target Retirement 2040 Fund	Mutual Fund	2,765,907
Vanguard Target Retirement 2045 Fund	Mutual Fund	2,947,106
Vanguard Target Retirement 2050 Fund	Mutual Fund	1,345,619
Vanguard Target Retirement 2055 Fund	Mutual Fund	270,222
Vanguard Target Retirement Income Fund	Mutual Fund	412,227
Vanguard Total International Stock Index Fund	Mutual Fund	1,248,750
Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	1,187,647
Vanguard Value Index Fund Investor Shares	Mutual Fund	1,226,385

Morley Stable Value Fund	Common Collective Trust	3,078,376
Schwab Retirement Advantage Money Fund*	Money Market Fund	395
LMI Aerospace, Inc. Common Stock*	Common Stock	5,088,648
Notes Receivable from Participants, maturing through 2034*	Interest from 3.75% to 8.00%	2,286,611
Total Investments per Form 5500		$76,018,095	$—
* Represents a party-in-interest to the Plan
(1) Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT-SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 29, 2015	By:	/s/ Clifford C. Stebe, Jr.
Clifford C. Stebe, Jr.
Chief Financial Officer